Libbey Inc. Annual Report 2002

Accelerating The Pace



Libbey®

Libbey Profile

Libbey is the leading producer of glass tableware in North America. Through its Syracuse China and World Tableware subsidiaries, it is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. During 2002, the company made two important acquisitions. Libbey expanded its offering of foodservice supply items by acquiring Traex, a recognized supplier of plastic foodservice supplies, including Dripcut® brand service accessories. The company also acquired Royal Leerdam, one of the largest glass stemware producers in the world.

The Leader in North America

The company designs, manufactures and markets under the well-recognized Libbey® brand name an extensive line of high-quality, machine-made glass tableware. Known as America's Glassmaker™, Libbey maintains over 2000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Its glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable it to provide a high level of service to all its end users for glass tableware. In addition, the company is a joint venture partner in Vitrocrisa, the largest glass tableware manufacturer in Latin America, based in Monterrey, Mexico. Vitrocrisa provides Libbey additional distinctive products at a competitive cost. The recent Royal Leerdam acquisition complements Libbey's glassware offering with elegant, upscale stemware. Libbey exports glassware to more than 75 countries around the world and provides technical assistance to foreign glass tableware manufacturers.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through its broad glassware, dinnerware and flatware product offerings. The company's extensive sales and distribution network, among the largest in the foodservice supply industry, is a source of competitive advantage by providing a comprehensive product offering and service to its foodservice customers. The 1995 acquisition of Syracuse China (dinnerware) and the 1997 acquisition of World Tableware (flatware and holloware) are examples of the company's plan to expand in the foodservice industry through acquisitions. During 2002, the company acquired Traex, a recognized supplier of plastic foodservice supplies including Dripcut® brand service accessories and ware washing racks.

Additionally, Libbey is the exclusive distributor of Luigi Bormioli glassware to foodservice users in the U.S. and Canada.

The Leading Brand Name in Retail

Libbey® is one of the most recognized brand names in consumer housewares in the United States and the leading brand name in glass tableware. The company's products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores.

Royal Leerdam is particularly strong in retail channels in Europe, and Libbey intends to utilize its presence in retail in the United States and Canada to replicate this success in Libbey's core markets. Libbey is also targeting greater sales activity in Europe and other export markets by leveraging customer relationships and utilizing the combined sales, marketing and distribution capabilities of Libbey with Royal Leerdam.



Table of Contents

Our Vision, Mission & Values

Libbey's Vision

is to be "World Class, Second to None."

Libbey's Mission

is to be a customer-focused organization delivering world-class performance through the ideas and achievements of motivated people winning together through teamwork.

Libbey's Values are:

Teamwork

Get Involved

Involve Others

Challenge with Respect

Change

Embrace it

Promote it

Make it Happen

Performance

Exceed Challenging Goals

Have a Sense of Urgency

Quality Throughout

Respect

Listen

Value Others' Opinions

Treat People Fairly

Development

Learn

Encourage

Coach

Financial Highlights

Dollars in thousands, except per-share amounts	2002	2001	% Change
Sales	$ **433,761**	$ 419,594	3.4%
Income from operations	**53,701**	62,449	(14.0%)
Earnings before interest and income taxes	**44,936**	68,592	(34.5%)
Interest expense - net	**8,263**	9,360	(11.7%)
Provision for income taxes	**8,618**	19,840	(56.6%)
Net income	$ **28,055**	$ 39,392	(28.8%)
Net income per share:			
Basic	$ **1.84**	$ 2.58	
Diluted	$ **1.82**	$ 2.53	

Other Information	2002	2001
Number of employees (year-end)	**3,837**	3,183
Number of shares outstanding (year-end)	**14,631,277**	15,336,443
Number of registered shareholders (year-end)	**1,068**	1,087



Letter to Shareholders



John F. Meier
Chairman and
Chief Executive Officer

Supplier of Choice to
Many of the fastest growing full-service restaurant chains

The year 2002 delivered a number of key accomplishments, while at the same time registered a few disappointments. This letter outlines how we performed, and how Libbey will build on the positive results of this past year. Net sales were $433.8 million, up 3.4% over prior year. Net income finished at $28.1 million, with earnings per share at $1.82, on a diluted basis. The abandoned Anchor Hocking transaction resulted in a one-time pre-tax charge of $13.6 million and was a major impact on our earnings performance. Excluding this charge, net income would have been $36.6 million for 2002, about 7% lower than prior year and diluted earnings per share would have been $2.37.

In addition, our company did not escape a very difficult equity market. Libbey stock finished at $26.00, down 20% for the year, while the broad-based S&P 500 was off 22%. The theme on the cover of this Annual Report, "Accelerating the Pace," serves notice to the task at hand at Libbey.

Business Highlights In 2002

In a lackluster economy, our core businesses of foodservice and retail both exceeded 2002 forecast and the prior year. Our foodservice glass business was up slightly, in the aftermath of September 11th, and a tepid travel and leisure segment. Our retail glass business had a very robust performance, up 19% over 2001 and exceeding our 2002 forecast by almost 9%. In retail, we have put together two consecutive years of very solid growth, and our position with key clients has clearly strengthened. Libbey's sales to industrial and premium customers missed its targets considerably. Offsetting were glassware export sales (to all countries other than Canada) which were up 4% for the year. We look for continued progress in export sales in 2003.

Syracuse China posted its best sales performance under Libbey ownership, but manufacturing challenges and unexpected expenses resulted in missing operating income targets. Libbey's metalware business, World Tableware, posted modest sales increases but very fine growth in income from operations. The business has exceeded expectations, and we look for continued profitable growth.

Vitrocrisa, our joint venture in Mexico, had a difficult year. Income from operations was off nearly $8 million dollars as compared to prior year. A tough economy and competitive inroads due in part to duty reductions and a strong currency contributed. The company has made senior management changes, reduced staff, and has accelerated its commitment to new products to lead the improved performance planned for this year. Libbey also plans to draw more of its domestic needs from the joint venture. Additionally, the devaluation of the Mexican peso since mid-2002 is expected to contribute to Vitrocrisa regaining lost market share from foreign competition.

Looking ahead, Libbey completely realigned its sales and marketing leadership and overall commercial organization structure as we progressed through 2002. The goal is to drive accelerated organic growth and build upon our strong market positions. The result is increased focus on our largest and most supportive clients. As noted in this report, substantive recognition was accorded to the company by a number of leading customers, and we will build on that enhanced foundation for the future. At the heart will be our continued commitment to a very dynamic new product development program. In glass sales alone, 27% of all units and 24% of all revenue in 2002 were the results of products launched in the last twenty-four months. Our mantra in new product development is "Igniting Innovation."

On the manufacturing front, our glass factories implemented many important new changes. In glass manufacturing, we achieved new breakthroughs in our stemware process and launched a new proprietary technology in the manufacture of pressware. And at our Toledo facility, we installed a state-of-the-art palletizer and sorting system to better flow product through the factory and into the distribution center. At Syracuse China, new advanced kiln technology and processing systems experienced inconsistency for most of the year. I am happy to report they are now hitting the targets envisioned. Being in the forefront of technology is a strategic objective at Libbey, and the company will spend at record capital expenditure levels in the next three years to reduce our costs and advance our competitive position even further. Customer service continues to receive critical attention throughout the company. In our glass distribution centers, we achieved a solid 98% service level and progress at Syracuse China and World Tableware is being achieved.

Named one of the best 200 small companies in the United States *by Forbes Magazine*

Financial Profile

The company's financial profile remains strong in the face of last year's tough economy and the debt associated with acquisitions and share repurchases. Libbey's debt totaled $191 million at year end, or $43 million higher than year-end 2001. In 2002 we incurred debt of $62.1 million for acquisitions and $26.8 million for share repurchases. Before these strategic uses of cash, net cash flow totaled $43.7 million. Another very strong performance indicator for your company, EBITDA (earnings before interest, income taxes, depreciation and amortization), finished at $64 million. While working capital grew, it was entirely attributed to our two year-end acquisitions. Excluding our acquisitions, inventories finished at similar levels with 2002, and accounts receivable declined $2.6 million despite higher sales for the year.

Top 100 Supplier Award from Sysco *The largest supplier to the foodservice industry*

Acquisitions

We experienced mixed results in the area of strategic acquisitions. The abandoned Anchor Hocking acquisition mid-year, and the associated $13.6 million pretax write-off was a setback. The United States Federal Trade Commission (FTC) refused to reconsider its position on the contemplated transaction, even though the company had restructured the deal to omit the questioned Anchor Hocking foodservice component. To continue in the FTC process meant many more months of expense and diversion with no assurance of an equitable outcome. Regrettably, a core strategic opportunity for Libbey and our USA glass industry was throttled.

On a positive note, the company did conclude two important, strategic acquisitions at year's end. Libbey entered into the foodservice plastics industry with our acquisition of Traex in December. Traex is a recognized domestic producer of ware washing racks, Dripcut® brand serving accessories, and varied plastic supply products for the foodservice industry. With $17 million in annual sales in 2002, Traex will serve as the nucleus to a growing plastics strategy over the next three years.

On the glassware front, Libbey acquired Royal Leerdam. They are a leading producer of stemware in the world with a strong penetration in the European marketplace. Royal Leerdam gives Libbey a much broader presence in one of the largest glassware markets of the world. Located in the Netherlands, Royal Leerdam and its product line will also benefit from Libbey's North American presence and customer relationships to achieve enhanced distribution in our core geographic market. In addition, our joint venture partner, Vitrocrisa, will have a leading role in further positioning Royal Leerdam products in Latin America. Royal Leerdam, with sales approaching $50 million, is estimated to be the second largest producer of stemware in the world. Their technology is most competitive, and their fine European quality has been a hallmark for decades. We expect the Royal Leerdam assortment to be a fine complement to the overall growing Libbey product portfolio.

Since our initial public offering in 1993, our acquisition platform has consistently been to acquire:

- ***USA foodservice supply item businesses that enhance Libbey's position as a strategic supplier to our key foodservice distributors and end users, and***
- ***Glass companies where our proprietary technology can make a difference and position Libbey as a stronger global player.***

The acquisitions of Syracuse China in 1995, World Tableware in 1997, and the joint venture investment in 1997, Vitrocrisa, illustrate this strategy in action. The Traex and Royal Leerdam acquisitions are directly aligned with our platform and will also contribute to a growing Libbey in the near term. Together, these acquisitions are expected to add $0.15 or more to Libbey's diluted earnings per share in 2003.

Libbey was chosen in the 7th consecutive survey as the #1 tabletop supplier *by ID Magazine*

Returning Sharholder Value

Returning value to shareholders is key to Libbey. Following are our most recent initiatives in that regard:

- ***Throughout 2002, Libbey repurchased 935,600 shares of common stock. Since 1998 we have repurchased 3,625,000 shares.***
- ***In December of 2002, the Board of Directors authorized another repurchase program of 2,500,000 shares.***
- ***In January of 2003, Libbey increased its quarterly dividend by 33% to $.10 per share. And we announced our intention to increase dividends, subject to market conditions and the discretion of the Board of Directors, on an annual basis going forward.***
- ***In March of 2003, we announced the successful completion of a tender offer to repurchase 1,500,000 shares as part of the above new share repurchase authorization.***

Most importantly, returning shareholder value is also embodied in the accelerated commitment to continuing to increase the value of the business by advancing production efficiencies and reducing costs in our facilities. This will be accomplished through a more robust capital expenditure program to be implemented over the next three years. Libbey will allocate close to $35 million over this period to advanced inspection techniques in production, enhanced robotic applications in after-processing, and broadened computerized applications in our Toledo distribution center complex. Accelerating the technical capabilities among our businesses, including those in Mexico and the Netherlands, is at the forefront of our focus. Further, our goal of growing globally with new and targeted acquisitions remains constant. We will continue to grow our international presence.

As an underpinning to all that we do is the continued thrust to lead with the most innovative and well-positioned new product program in all of our categories. New product development continues as a core competency for Libbey. Our proud and well-known brand names have flourished under this effort, and this strategy is unwavering. We launched over 500 new products in all of our businesses last year. We plan a greater campaign for 2003.

The mandate to grow the stock price is understood by all at Libbey. This is clearly the core of any shareholder value proposition. The above highlights our various strategies in that regard, and we are driven to succeed. Like you, we are committed owners also.

The Road Ahead

The uncertainties that lie ahead in the geopolitical environment are very real for Libbey, and our businesses are not immune to their impact. At Libbey, we plan for what we can affect and execute with vigorous commitment. Now in our 125th year of continuous operation under the Libbey® brand, the company has endured many challenges and has grown. We will endure the uncertain current events also. Indeed challenges abound. The competitive environment is intense, and the march of imports continues. Also energy cost increases, continued spiraling health and benefit costs and non-cash accounting expenses associated with pension accounting in the face of poor equity market conditions, are equally demanding. But these are issues many U.S. companies face.

Presented with Vendor of the Year award from Target

In the face of the above, we see a glass that is half-full. Despite the sluggish economy, our core markets of foodservice and retail emerged in 2002 in stronger positions. Foodservice began 2003 on the strength of a solid year-end finish while implementing a 4.5% average price increase this February. Libbey's retail channel of distribution finished 2002 with gross revenues in excess of $100 million, a record achievement on the strength of exceptional growth with the leading retailers of America. Our other channels of distribution have plans and strategies in place that will contribute to our goals for 2003. The company is also buoyed by the prospects of our acquisitions of Traex and Royal Leerdam.

Complementing our business strategies are cost control measures that reside throughout the company. In addition, our capital expenditure program as previously outlined is the beginning of a process that will only separate us further from the competition. Finally, all of the above is only as good as the conscientious leadership of both senior management and the Board of Directors in discharging their respective responsibilities. In the wake of a very turbulent period in the U.S. capital markets involving governance questions and corporate ethics in general, Libbey leadership has never been as strong and committed as we are now. We fully welcome the heightened awareness, and the increased accountability, asked of all public companies. Perhaps this belief comes with the longevity our senior officers have with the company and for many our lifetime commitment to Libbey. We see ourselves as more than hired executive management. We see ourselves as the stewards of a proud American company. Libbey. We are committed to protecting its proud history, and its promising future. Coupled with the now 3,800 associates worldwide, we take our responsibility to heart. With that company-wide commitment, I am convinced, good results shall follow. Libbey's vision remains intact. It is to be "World Class, Second to None." Only one thing has changed. We are "Accelerating the Pace." Each and every one of us.

John F. Meier
Chairman and
Chief Executive Officer
March 21, 2003

Accelerating The Pace: Exceeding Customers' Expectations

Success starts with our customers. Helping them succeed with new products. Improving service to reduce inefficiency in the supply chain. Providing the sales support and resources to reinforce Libbey as the supplier of choice. Libbey associates going the extra mile to help our customers succeed.

The year 2002 was a successful year in building stronger relationships with our key customers. Libbey was recognized as vendor of the year and supplier of choice with large retailers and foodservice distributors. In a tough economic environment, our sales to retail customers, including the largest mass merchants, were up 19%. In a recovering foodservice environment, we forged closer strategic relationships with major foodservice distributors... relationships that enabled modest sales growth in an environment of lower travel and entertainment activity in general. More customers began to clearly differentiate Libbey as the supplier of choice, for glassware, dinnerware and flatware.

Why? We are more consistently exceeding expectations. In 2002 new glassware products introduced over the last two years contributed 24% of total glassware sales. Our new products are winning in the marketplace for Libbey and our customers. The reliability of order processing, shipping and overall service has improved. We made it easier to do business with Libbey and succeed with our products by improving new product speed to market, reducing errors and streamlining order fulfillment processes. The men and women of Libbey located throughout the U.S. that interface with our customers continued to make the difference by out-performing the competition with day-to-day service. Customer awards are evidence, and we earned more than our fair share in 2002. So is sales growth in a tough economy. We are winning the support and commitment of more key customers, where success starts, by exceeding expectations.


6
6
6
VINA
VINA

- Planned for 2003 are new colors, categories and shapes in all product lines. *Expect the unexpected!*
- We've built vendor confidence in order fulfillment by delivering quality products consistently and accurately time after time.
- From the traditional to the innovative, customers rely on Libbey more and more as a key vendor.



Accelerating The Pace: Advancing Manufacturing & Distribution Capabilities

In 2002 we continued taking steps to improve product delivery capabilities and to advance our leadership in manufacturing technology. A concentrated effort was put forth accelerating the pace in improving our cost structure.

Our investment in activity-based cost management has helped us better understand our process costs and has led us to reduce non-value-added activities. At the end of 2002, we consolidated our glass decorating operations into one facility, which will more fully utilize the equipment and employees responsible for this process. We are also in the process of automating mold polishing in our glass operations using robotics.



A commitment to improving our distribution capabilities is evidenced by a substantial investment during 2002 in a new ware handling and automatic palletizing system in our Toledo distribution center. Similar systems now are in operation in all of Libbey's domestic glass facilities.

This commitment to accelerating the pace in investing in state-of-the-art manufacturing production equipment and to improving product delivery capabilities will continue over the next three years. In manufacturing, we will implement vision inspection of our glassware, automate our carton handling and automate glassware packing through robotics. In our distribution system, we will automate the picking and shipping of our product in one of our largest distribution facilities, and we will install a new advanced warehouse management system.



- Completed during 2002, the new ware handling and automatic palletizing system is another step demonstrating Libbey's commitment to improving our distribution capabilities.
- This new system will realize a cost savings in excess of $1 million per year.
- Libbey will allocate approximately $35 million to advanced inspection techniques, enhanced robotic applications and new distribution systems over the next three years.



Accelerating The Pace: Expanding in New Markets

We finished 2002 with two important acquisitions. Both are in line with our long-standing acquisition focus: To broaden our offering of products for the foodservice industry and expand our glassware manufacturing presence in key markets.

In early December, we closed on the purchase of Traex, a supplier of plastic products to foodservice customers. These products include ware washing racks (including glassware racks), plastic barware, Dripcut® serving accessories and tabletop accessories. Traex, with sales in 2002 of $17 million is a recognized foodservice plastic supplier in the U.S., with fine products and a presence with key customers. Traex has great opportunities for further penetration with key Libbey foodservice distributors/customers. Utilizing Libbey's industry-leading sales, marketing and distribution network, Traex will enjoy the market presence and scale necessary to achieve broader distribution and greater market coverage. Put simply, through Libbey, Traex will enjoy the benefit of more sales resources, marketing attention and deeper customer relationships in foodservice. And the continued focus on new products that improve efficiencies and savings for foodservice establishments, added to the new product development focus and resources of Libbey, will accelerate its sales growth. The addition of an offering of plastic products is an important development at Libbey and greatly broadens our range of products in foodservice.

At year-end, Libbey acquired one of the largest producers of glass stemware in the world, Royal Leerdam. Based in the Netherlands, Royal Leerdam manufactures fine, elegant stemware at competitive prices. Their singular focus on stemware production using a competitive manufacturing process has positioned Royal Leerdam as a leader in stemware. Like Libbey, they have a long track record of successful operation, dating back to 1878.

Royal Leerdam's stemware, with its light, elegant feel and distinctive long stems and large bowls are a fine complement to the broad product offering of Libbey. In their home European market, they sell primarily to many retailers and retail distributors, but sales to foodservice establishments are a growing opportunity.

What has us most enthusiastic about Royal Leerdam is the opportunity to expand its sales in key markets for Libbey. Only 9% of Royal Leerdam's sales of $48 million in 2002 were in North America, our home market. And in key Libbey export markets outside of Europe and North America, Royal Leerdam has only scratched the surface with 6% of its sales. Utilizing Libbey's presence in key markets for glassware to expand Royal Leerdam's sales is a key strategy and a source of earnings, cash flow and shareholder value.




TRAEX

- The 2002 acquisition of Royal Leerdam extends Libbey's glass line from the casual to the classic-from the United States to Europe and beyond. Once again, we proved our commitment to continue to grow in the markets around the world.
- We will advance Royal Leerdam's product positioning as we leverage Libbey's established distribution channels in North America.
- Our purchase of Traex, a supplier of plastic products, continues our focus to broaden our offering to the foodservice industry.

Accelerating The Pace: Building Shareholder Value

In 2002, we took important steps building shareholder value. We established a capital plan that will improve our cost structure over time, resulting in greater earnings and cash flow per share We announced a 33% increase in our quarterly dividend to $0.10 per share, enhancing the cash return to our shareholders.

Since 1998 we have repurchased 3,625,000 shares with the resulting impact of increasing the value of each share's interest in the company. Libbey's strong and consistent cash flow provides us the opportunity to return cash to our shareholders through an increasing dividend and opportunistic share repurchase activity while maintaining a prudent capital structure and financial flexibility to invest for the future.

Efforts to reduce cash tied up in key working capital items continued in 2002. We improved cash collection efforts, maintained inventories and controlled cash outflows. As a result, we generated $4.00 of sales for every dollar we had invested in the total of trade accounts receivable and inventory, reduced by accounts payable, excluding recent acquisitions, at year-end 2002. While this is down slightly from $4.10 in 2001, it compares favorably to the $3.61 of sales generated per dollar invested in working capital at year-end 2000.

Our focus is to increase the value of a share ownership in Libbey. We will do that through profitable sales growth, increasing earnings and cash flow per share and increasing the returns on the capital employed in the business.



- In January 2003, Libbey increased its quarterly dividend by 33% to $.10 per share.
- Throughout 2002, Libbey repurchased 935,600 shares of common stock. Since 1998 through December 31, 2002, Libbey has repurchased 3,625,000 shares.

Annual Dividends Per Share



$0.40
$0.30
$0.20
$0.10
$0.00
2001
2002
2003*

*The company announced an increase of its regular quarterly dividend to $0.10 per share on January 10, 2003. The declaration of future dividends is within the discretion of the Board of Directors of the company.

Share Repurchase Program*



1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002

*In 1998 and 1999, the company repurchased 875,000 and 1,623,000 shares, respectively.

Sales $'s Generated/$ Invested in Working Capital



$4.30
$4.10
$3.90
$3.70
$3.50
2000
2001
2002*

*Excludes sales and key working capital items associated with Traex and Royal Leerdam both acquired in December 2002.

Financial Review



Eleven-Year Summary of Selected Financial Data

Dollars in thousands, except per-share data	**2002**[j]	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operating Results											
Net sales	**$433,761**	$419,594	$441,828	$460,592	$436,522	$411,966	$397,656	$357,546	$333,988	$302,923	$279,434
Freight billed to customers [e]	**1,732**	2,085	2,274	2,609	1,191	-	-	-	-	-	-
Total revenues	**437,897**	425,420	448,786	467,598	440,739	415,053	400,354	360,082	335,880	304,692	281,300
Cost of sales	**327,565**	307,255	306,003	324,242	323,140	295,009	288,538	257,945	238,885	217,531	206,945
Selling, general and administrative expenses	**56,631**	55,716	61,185	64,131	54,191	49,585	44,620	38,953	37,772	33,456	27,993
Capacity realignment charges	**-**	-	-	991	20,046	-	-	-	-	-	-
Income from operations	**53,701**	62,449	81,598	78,234	43,362	70,459	67,196	63,184	59,223	53,705	46,362
Equity earnings - pretax	**6,379**	6,384	12,016	8,857	12,300	5,843	-	-	-	-	225
Expenses related to abandoned acquisition	**(13,634)**	-	-	-	-	-	-	-	-	-	-
Other income (expenses) - net [a]	**(1,510)**	(241)	(919)	13	1,493	(732)	1,302	499	(230)	16	19,110
Earnings before interest and income taxes	**44,936**	68,592	92,695	87,104	57,155	75,570	68,498	63,683	58,993	53,721	65,697
Interest expense - net	**8,263**	9,360	12,216	12,501	12,674	14,840	14,962	13,974	13,797	23,064	44,703
Income before income taxes	**36,673**	59,232	80,479	74,603	44,481	60,730	53,536	49,709	45,196	30,657	20,994
Provision for income taxes	**8,618**	19,840	33,613	31,175	19,038	24,604	20,986	19,685	18,509	12,974	8,664
Net income (loss)[b][j]	**28,055**	39,392	46,866	43,428	25,443	36,126	32,550	30,024	26,687	17,683	(20,292)
Net cash provided by operating activities	**54,205**	51,308	36,898	68,956	52,232	38,616	60,213	29,054	42,956	37,639	5,757
Per-Share Amounts											
Basic net income	**1.84**	2.58	3.07	2.69	1.45	2.33	2.16	2.00	1.78	1.18	
Diluted net income	**1.82**	2.53	3.01	2.64	1.42	2.27	2.12	1.97	1.76	1.18	
Dividends paid	**0.30**	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.075	
Other Information											
EBIT [c]	**44,936**	68,592	92,695	87,104	57,155	75,570	68,498	63,683	58,993	54,466	47,849
EBITDA [c]	**64,079**	87,435	111,047	105,857	76,661	95,466	89,983	81,841	75,269	69,144	62,476
Depreciation	**17,262**	15,157	14,055	14,717	15,852	16,826	19,275	16,885	15,077	13,479	13,425
Amortization [j]	**1,881**	3,686	4,297	4,036	3,654	3,070	2,210	1,273	1,199	1,199	1,202
Capital expenditures	**16,739**	35,241	18,096	9,428	17,486	18,408	15,386	20,198	17,361	12,485	13,465
Dividends paid [d]	**4,574**	4,588	4,569	4,821	5,253	4,550	4,511	4,501	4,500	1,125	20,000
Employees (average) [i]	**3,510**	3,218	3,270	3,552	3,969	4,136	4,110	3,870	3,463	3,058	2,792
Balance Sheet Data											
Total assets	**524,527**	468,082	446,707	434,395	439,671	449,600	315,733	321,815	255,981	249,014	229,100
Working capital [f]	**83,260**	83,421	95,177	77,794	75,930	89,942	65,823	74,795	41,263	38,645	51,733
Long-term debt [h]	**188,403**	2,517	151,404	170,000	176,300	200,350	202,851	248,721	213,999	236,625	394,555
Shareholders' equity	**140,218**	165,365	133,271	91,843	94,860	99,989	(18,447)	(47,116)	(73,073)	(95,154)	(259,916)
Ratio Analysis											
Gross margin (% of sales) [g]	**24.9%**	27.3%	31.3%	30.2%	26.2%	28.4%	27.4%	27.9%	28.5%	28.2%	25.9%
Operating margin (% of sales)	**12.4%**	14.9%	18.5%	17.0%	9.9%	17.1%	16.9%	17.7%	17.7%	17.7%	16.6%
EBIT margin (% of sales) [c]	**10.4%**	16.3%	21.0%	18.9%	13.1%	18.3%	17.2%	17.8%	17.7%	18.0%	17.1%
Net income margin (% of sales)	**6.5%**	9.4%	10.6%	9.4%	5.8%	8.8%	8.2%	8.4%	8.0%	5.8%	(7.3)%
Working capital as a % of sales	**19.2%**	19.9%	21.5%	16.9%	17.4%	21.8%	16.6%	20.9%	12.4%	12.8%	18.5%

(a) Principally divestiture gains in 1992.

(b) Effective January 1, 1992, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the cumulative effect of the change was to decrease net income by $32.6 million in 1992.

(c) Excludes gains from the sale of investments prior to 1994 and loss of $745,000 on sale of receivables in 1993.

(d) Dividends prior to 1993 were paid to Owens-Illinois, Inc.

(e) Reclassification for 1997 and prior is impractical.

(f) Current assets less current liabilities excluding short-term debt.

(g) Net sales plus freight billed to customers less cost of goods sold divided by net sales.

(h) At December 31, 2001, the company classified $143.0 million of debt outstanding under its bank facility as short term which was refinanced on a long-term basis in April 2002.

(i) In 2002, includes Traex and Royal Leerdam employees.

(j) Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The detail of the impact of the adoption are identified in Footnote 2 of the Notes to Consolidated Financial Statements.

Historical Financial Data

The following table presents certain results of operations data for Libbey for the periods indicated:

Year ended December 31, *(dollars in thousands)*	**2002**	2001	2000
Net sales	**$433,761**	$419,594	$441,828
Gross profit	**$107,928**	$114,424	$138,099
As a percent of sales	**24.9%**	27.3%	31.3%
Income from operations	**$ 53,701**	$ 62,449	$ 81,598
As a percent of sales	**12.4%**	14.9%	18.5%
Earnings before interest and income taxes before write off of acquisition related expenses	**$ 58,570**	$ 68,592	$ 92,695
As a percent of sales	**13.5%**	16.3%	21.0%
Earnings before interest and income taxes	**$ 44,936**	$ 68,592	$ 92,695
As a percent of sales	**10.4%**	16.3%	21.0%
Net income	**$ 28,055**	$ 39,392	$ 46,866
As a percent of sales	**6.5%**	9.4%	10.6%

Management is not aware of any events or uncertainties that are likely to have a material impact on the company's prospective results of operations or financial condition; however, major slowdowns in the retail, travel, or entertainment industries could result from the impact of armed hostilities or any other international or national calamity, including any act of terrorism. Additional risk factors are discussed in Other Information in the section "Qualititative and Quantitative Disclosures About Market Risk."

Results of Operations

Comparison of 2002 with 2001 Net sales for 2002 increased 3.4% to $433.8 million from $419.6 million in 2001. A 19% increase in sales to retail customers was a key contributor. This increase more than offset lower sales to industrial customers which are primarily candle companies. Foodservice sales were up slightly for the year and showed solid growth in the fourth quarter. Libbey's export sales, which include sales to Canada, were $46.1 million, a decrease of 3.4% compared to 2001.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) declined 5.7% to $107.9 million compared to $114.4 million in 2001 and as a percent of net sales was 24.9% in 2002 as compared to 27.3% in 2001. The decline in gross profit margin is primarily due to greater sales of products with lower profit margins, lower pension income, higher nonpension postretirement expense and higher manufacturing labor expenses. Lower pension income and higher nonpension postretirement expense reduced gross profit by $4.1 million in 2002 compared to the prior year.

Income from operations decreased to $53.7 million in 2002 from $62.4 million in 2001 and as a percent of net sales was 12.4% in 2002 compared to 14.9% in 2001. This reduction was the result of lower gross profit, higher lease cost of $1.2 million related to the company's corporate offices in 2002 and higher general and administrative expenses. Lower pension income and an increase in nonpension postretirement expense were the primary factors in the increase in general and administrative expenses which reduced income from operations by $0.3 million. In 2002, the company recorded lower expenses related to the amortization of intangibles pursuant to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) of $1.1 million, which partially offset the higher general and administration expenses.



Earnings before interest and income taxes (EBIT) were $44.9 million compared to $68.6 million in 2001 and as a percent of net sales were 10.4% as compared to 16.3% in the year-ago period. In addition to the lower income from operations, the most significant factor in the reduction was a $13.6 million pretax expense related to the legal, advisory and financing fees associated with the abandoned acquisition of Anchor Hocking. Excluding these expenses, the company's EBIT, as a percent of net sales, would have been 13.5% compared to 16.3% in 2001. Due to the unusual nature and magnitude of these expenses related to the abandoned acquisition, management believes exclusion of these expenses is necessary for a more meaningful comparison of EBIT as a percent of net sales in 2001. The company's earnings from equity affiliates remained flat at $6.4 million pretax compared to 2001. The company's equity affiliates are primarily its investment in Vitrocrisa, the company's joint venture in Mexico. Vitrocrisa's performance was impacted by a sluggish economy in Mexico and increased competition from foreign markets. Other expenses increased to $1.5 million from $0.2 million in the prior-year period, largely as a result of a write-down in the value of an advance made to a supplier.

Net income was $28.1 million, or $1.82 per share on a diluted basis, compared to $39.4 million or $2.53 per share on a diluted basis in the year-ago period. As a percent of net sales, net income was 6.5% in 2002 compared to 9.4% in 2001. Excluding the expenses related to the abandoned acquisition, net income and diluted earnings per share for 2002 would have been $36.6 million and $2.37, respectively. Due to the unusual nature and magnitude of the expenses related to the abandoned acquisition, management believes exclusion of these expenses is necessary for a more meaningful comparison of net income in 2001. The company experienced lower interest expense and income taxes in 2002 compared to prior year. Interest expense was lower due to lower average debt levels and a decline in interest rates. The company's effective tax rate declined to 23.5% in 2002 from 33.5% in 2001. The reduction was primarily attributable to lower Mexican tax, the elimination of non-deductible goodwill amortization and an adjustment to estimated U.S. income tax accruals. The reduction in Mexican tax is primarily attributable to deferred tax adjustments and reduced statutory tax rates in Mexico.

Comparison of 2001 with 2000 Net sales for 2001 were $419.6 million compared to net sales of $441.8 million in 2000. Solid growth in retail sales only partially offset lower sales to industrial customers, as a result of sluggish economic conditions, and the negative impact on sales to foodservice customers related to the events of September 11, 2001. Libbey's export sales, which include sales in Canada, decreased to $47.7 million from $51.8 million in 2000. This decrease was the result of the impact of a strong U.S. dollar on the price competitiveness of the company's products and weak economic conditions in key export markets.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) was $114.4 million in 2001 compared to $138.1 million in 2000 and as a percent of net sales was 27.3% in 2001 compared to 31.3% in 2000. Reduced sales, an unfavorable sales mix, higher energy costs and lower utilization of the company's glassware plants related to efforts to control inventories were the primary contributors to lower gross profit.

Income from operations was $62.4 million in 2001 compared to $81.6 million in 2000 and as a percent of net sales was 14.9% compared to 18.5% in the year-ago period. An 8.9% reduction in selling, general and administrative expenses to $55.7 million from $61.2 million only partially offset the reduction in gross profit.

Earnings before interest and income taxes (EBIT) was $68.6 million in 2001 compared to $92.7 million in 2000 and as a percent of net sales was 16.3% compared to 21.0% in the year-ago period. The decrease was attributable to a decline in income from operations and lower equity earnings due to lower operating profits at Vitrocrisa, the company's joint venture in Mexico. Vitrocrisa's lower profits were attributable to lower sales resulting from a weaker economy in Mexico and the negative impact of a strong Mexican peso on domestic and international sales, higher energy costs and lower factory utilization.

Net income was $39.4 million in 2001 compared with $46.9 million in 2000, and as a percent of net sales was 9.4% compared to 10.6% in the year-ago period. Lower interest expense and a reduction in the effective tax rate to 33.5% from 41.8% in the year-ago period only partially offset reduced income from operations and lower equity earnings. The reduction in the company's effective tax rate is primarily attributable to lower foreign taxes and state tax credits related to capital expansion programs.

Capital Resources and Liquidity

Libbey's financial condition at year-end 2002 reflects the effects of the company's strong cash flow from operations. Net cash provided by operating activities increased to $54.2 million from $51.3 million in 2001. The company recorded another year of efficient use of working capital. Excluding the acquisitions, inventories remained at $96.9 million in 2002, equal to 2001 year-end balance and accounts receivable were $41.5 million in 2002 compared to $44.1 million in 2001. Compared to the year-ago period, inventories increased by $12.7 million and accounts receivable increased by $5.9 million, both entirely attributable to the acquisitions of Traex and Royal Leerdam in 2002. Accounts payable decreased by $1.5 million compared to 2001.

Capital expenditures were $16.7 million in 2002 compared with $35.2 million in 2001. Capital expenditures for 2003 are expected to be in the range of $35 to $40 million as the company increases its investment in higher productivity and labor saving machinery and equipment. The company repurchased 935,600 shares of its common stock in 2002 for $26.8 million. Since mid-1998, the company has repurchased 3,625,000 shares for $102.2 million. At year-end 2002, authorization from the company's Board of Directors remained for the purchase of an additional 2,500,000 shares. On February 18, 2003, the company announced commencement of a modified Dutch Auction tender offer to purchase up to 1,500,000 shares of its outstanding common stock pursuant to the previously mentioned 2,500,000 share authorization. The company purchased 1,500,000 shares at a purchase price of $25.50 per share. This purchase was funded through the company's Amended and Restated Revolving Credit Agreement (Revolving Credit Agreement or Agreement).

Libbey had total debt of $191.2 million at December 31, 2002, compared with $148.0 million at December 31, 2001. The increase was primarily attributable to the purchase of Traex and Royal Leerdam partially offset by the net cash provided from operations. Libbey had additional debt capacity of $59.3 million at December 31, 2002, under its Revolving Credit Agreement. Libbey has entered into interest rate protection agreements with respect to $100 million of its debt. The average fixed rate of interest under these interest rate, protection agreements is 5.8% and the total interest rate, including applicable fees, is 6.8%. The average maturity of these interest rate protection agreements is 2.3 years at December 31, 2002.

Of Libbey's outstanding indebtedness, $88.7 million is subject to fluctuating interest rates at December 31, 2002. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.9 million on an annual basis.
The company is not aware of any trends, demands, commitments or uncertainties that will result or that are reasonably likely to result in a material change in Libbey's liquidity. The company believes that its cash from operations and available borrowings under the Revolving Credit Agreement and other short-term lines of credit will be sufficient to fund its operating requirements, capital expenditures and all other obligations (including debt service and dividends) throughout the remaining term of the Revolving Credit Agreement.

In September 2001, the company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility. At December 31, 2002, the company had $2.5 million outstanding on the promissory note. During 2003, $0.1 million of the principal is payable.



The following table presents the company's existing contractual obligations and commercial commitments:

Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt	$188.5	$0.1	$186.3	$0.3	$1.8
Operating Leases	15.3	4.4	5.4	2.5	3.0
Total Obligations	$203.8	$4.5	$191.7	$2.8	$4.8

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity. As part of the Audit Committee of the Board of Directors' regular review of the financial reporting of the company, senior management has reviewed the Critical Accounting Policies and Management's Discussion and Analysis of Financial Condition and Results of Operations with the Audit Committee of the Board of Directors.

Derivatives

The company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. These derivatives have been designated as cash flow hedges and qualify for hedge accounting as discussed in detail in Notes 2 and 9 to the consolidated financial statements. As such, the fair value of these cash flow hedges are recorded on the balance sheet at fair value with a corresponding change in accumulated other comprehensive income (loss), net of related tax effects. The company does not participate in speculative derivatives trading. While the company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Information about fair values, notional amounts and contractual terms of these instruments can be found in Notes 2 and 9 to the company's consolidated financial statements and the section titled "Qualitative and Quantitative Disclosures About Market Risk."

The company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

Pension Plans and Nonpension Postretirement Benefits

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions (SFAS No. 87)," which requires that amounts recognized in financial statements be determined on an actuarial basis.

A significant element in determining the company's pension expense (income) in accordance with SFAS No. 87 is the expected return on plan assets. The company assumes that the expected long-term rate of return on plan assets will be 9.0%. Since the pension plans' inception in 1993, the company's pension plan assets have earned an average annual return of 9.2%. A change of .50% in the expected long-term rate of return on plan assets will change pension expense (income) by approximately $1.0 million based on year-end data. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense (income). The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income). The plan assets have earned an actual rate of return of less than 9.0% in the last two years. Pension expense (income) in 2003 is expected to be $2.2 million (excluding expenses for Royal Leerdam which was acquired in December 2002) compared to $(3.7) million in 2002 and $(7.1) million in 2001. This is a result of the lower return on plan assets, additional benefits granted to unionized employees during labor negotiations in 2001 and a change in the discount rate discussed below.

At the end of each year, the company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the current year. In estimating this rate, the company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2002, the company determined this rate to be 6.75%. The discount rate used in 2001 was 7.50%. The effect of each .25% change in the discount rate would affect pension expense by approximately $0.2 million.

The company has not made contributions to the pension plans since their inception in 1993. And the company does not anticipate making cash contributions in 2003. However, if weak investment returns related to depressed global stock markets and historically low discount rates persist, cash contributions may be required after 2003. It is difficult to estimate potential cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time. However, the company believes it is likely that any cash contribution in 2004 would not be material.

At December 31, 2002, the fair value of the company's pension plan assets was $172.8 million down from $198.4 million at the end of 2001.

The company also provides certain postretirement health care and life insurance benefits covering substantially all salaried and hourly employees which are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefit Other than Pensions." Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of company retirees who had retired as of June 18, 1993.

The company uses various actuarial assumptions including the discount rate and the expected trend in health care costs to estimate the costs and benefit obligations for its retiree health plan. In estimating the discount rate, the company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2002, the company determined this rate to be 6.75%. The discount rate used in 2001 was 7.50%. The effect of a .25% change in the discount rate would have no material change to health care expense. Assumed health care cost inflation is based on an initial rate of 10.0% decreasing to an ultimate rate of 5.0% over five years. A 1% change in these rates would have changed the nonpension postretirement expense by $0.1 million.

In 2002, the company recorded expense (income) for nonpension postretirement benefit costs of $0.9 million, as compared to $(0.04) million in 2001. The company expects to record an expense of $2.0 million (excluding expenses for Royal Leerdam which was acquired in December 2002) in 2003 for nonpension postretirement benefit costs.

Sales Incentive Programs

The company offers various sales incentive programs to a broad base of customers. These programs typically offer incentives for purchase activities by customers that include growth objectives. The company records accruals for these incentives as sales occur. Criteria for payment include customers achieving certain purchase targets and purchasing particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels. The majority of amounts paid to customers typically occur in the third quarter.

Qualitative and Quantitative Disclosures About Market Risk

The company is exposed to market risks due to changes in currency values, although the majority of the company's revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of the company's products or that of Vitrocrisa's compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and impact of those changes on the earnings and cash flow of Vitrocrisa, expressed under accounting principles generally accepted in the United States.

The company is exposed to market risk associated with changes in interest rates in the U.S. and has entered into Interest Rate Protection Agreements (Rate Agreements) with respect to $100 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average fixed rate of interest for the company's borrowings related to the Rate Agreements at December 31, 2002 is 5.8% and the total interest rate, including applicable fees, is 6.8%. The average maturity of these Rate Agreements is 2.3 years at December 31, 2002. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 2.4% at December 31, 2002. The company had $88.7 million of debt subject to fluctuating interest rates at December 31, 2002. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.9 million on an annual basis. If the counterparts to these Rate Agreements fail to perform, the company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the company does not anticipate nonperformance by the counterparts.

The fair value of the company's Rate Agreements is determined using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The company does not expect to cancel these agreements and expects them to expire as originally contracted. The fair market value for the company's Rate Agreements at December 31, 2002, was $(8.8) million.

In addition to the Rate Agreements, the company has other derivatives as discussed below and in Note 2 to the consolidated financial statements. The company has designated these derivative instruments as cash flow hedges. As such, the changes in fair value of these derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged transaction or item affects earnings. At December 31, 2002, approximately $5.2 million of unrealized net loss was recorded in accumulated other comprehensive income (loss).

Other Information

This document and supporting schedules contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Such statements only reflect the company's best assessment at this time, and may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would" or similar phrases. Such forward-looking statements involve risks and uncertainty and actual results may differ materially from such statements and undue reliance should not be placed on such statements. Important factors potentially affecting the company's performance include, but are not limited to:

- major slowdowns in the retail, travel, restaurant and bar or entertainment industries, including the impact of armed hostilities or any other international or national calamity, including any act of terrorism on the retail, travel, restaurant and bar or entertainment industries;
- significant increases in interest rates that increase the company's borrowing costs;
- significant increases in per-unit costs for natural gas, electricity, corrugated packaging and other purchased materials;
- increases in expenses associated with higher medical costs, reduced pension income associated with lower returns on pension investments and increased pension obligations;
- devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of the company's or Vitrocrisa's products compared to foreign competition;
- the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings expressed under accounting principles generally accepted in the United States and cash flow of Vitrocrisa;
- the inability to achieve savings and profit improvements at targeted levels at the company and Vitrocrisa from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods;
- protracted work stoppages related to collective bargaining agreements;
- increased competition from foreign suppliers endeavoring to sell glass tableware in the United States and Mexico, including the impact of lower duties for imported products;
- whether the company completes any significant acquisitions and whether such acquisitions can operate profitably.

Report of Management

The management of Libbey Inc. is responsible for the contents of the financial statements, which are prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

The company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls, and, therefore, the company takes other steps to maintain an effective internal control structure. These steps include an organization with clearly defined lines of responsibility and delegation of authority and comprehensive systems and control procedures. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with auditing standards generally accepted in the United States.

The Audit Committee of the Board of Directors, comprised solely of Directors who are not members of management, meets regularly with management and the independent auditors to ensure that their respective responsibilities are properly discharged. The independent auditors have full and free access to the Audit Committee.

John F. Meier
Chairman of the Board and
Chief Executive Officer

Kenneth G. Wilkes
Vice President, Chief Financial Officer and
Head-International Operations

February 10, 2003

Report of Independent Auditors

The Board of Directors and Shareholders
Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated and combined financial statements of Vitrocrisa Holding, S. de R.L. de C.V. and Subsidiaries and Crisa Libbey, S.A. de C.V. (corporations in which the Company has 49% equity interests) which have been audited by other auditors whose reports have been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Vitrocrisa Holding, S. de R.L. de C.V. and Subsidiaries and Crisa Libbey, S.A. de C.V., it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst + Young LLP

Toledo, Ohio
January 31, 2003, except for Notes 9 and 14 as to which the date is February 18, 2003.

Libbey Inc. Consolidated Balance Sheets

December 31,	2002	2001
Dollars in thousands		
Assets		
Current assets:		
Cash	**$ 1,683**	$ 3,860
Accounts receivable:		
Trade, less allowances of **$6,310** and $5,962	**46,308**	38,516
Other, less allowances of **$1,482** in 2002	**3,636**	5,550
	49,944	44,066
Inventories:		
Finished goods	**100,405**	88,686
Work in process	**4,512**	5,095
Raw materials	**3,169**	2,627
Operating supplies	**1,548**	528
	109,634	96,936
Prepaid expenses and deferred taxes	**13,487**	9,068
Total current assets	**174,748**	153,930
Other assets:		
Repair parts inventories	**5,603**	5,248
Intangibles, net of accumulated amortization of **$3,380** and $2,668	**26,375**	9,232
Pension assets	**–**	29,506
Deferred software, net of accumulated amortization of **$11,679** and $10,510	**2,585**	3,639
Other assets	**4,453**	11,090
Investments	**87,847**	84,357
Goodwill	**59,795**	43,282
	186,658	186,354
Property, plant and equipment at cost	**300,690**	254,479
Less accumulated depreciation	**137,569**	126,681
Net property, plant and equipment	**163,121**	127,798
Total assets	**$ 524,527**	$ 468,082
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	**$ 2,660**	$ 2,400
Accounts payable	**31,633**	33,125
Salaries and wages	**14,670**	11,671
Accrued liabilities	**39,687**	23,809
Income taxes	**5,498**	1,904
Long-term debt due within one year	**115**	143,115
Total current liabilities	**94,263**	216,024
Long-term debt	**188,403**	2,517
Deferred taxes	**11,780**	23,512
Pension liability	**28,655**	–
Other long-term liabilities	**14,015**	12,533
Nonpension postretirement benefits	**47,193**	48,131
Shareholders' equity:		
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,256,277 shares issued (18,025,843 shares issued in 2001)	**183**	180
Capital in excess of par value	**293,537**	288,418
Treasury stock, at cost, 3,625,000 shares (2,689,400 in 2001)	**(102,206)**	(75,369)
Deficit	**(19,413)**	(42,894)
Accumulated other comprehensive loss	**(31,883)**	(4,970)
Total shareholders' equity	**140,218**	165,365
Total liabilities and shareholders' equity	**$ 524,527**	$ 468,082

See accompanying notes.

Libbey Inc. Consolidated Statements of Income

December 31,	2002	2001	2000
Dollars in thousands, except per-share amounts			
Revenues			
Net sales	**$ 433,761**	$ 419,594	$ 441,828
Freight billed to customers	**1,732**	2,085	2,274
Royalties and net technical assistance income	**2,404**	3,741	4,684
Total revenues	**437,897**	425,420	448,786
Costs and expenses:			
Cost of sales	**327,565**	307,255	306,003
Selling, general and administrative expenses	**56,631**	55,716	61,185
	384,196	362,971	367,188
Income from operations	**53,701**	62,449	81,598
Other income (expense):			
Equity earnings - pretax	**6,379**	6,384	12,016
Expenses related to abandoned acquisition	**(13,634)**	–	–
Other - net	**(1,510)**	(241)	(919)
	(8,765)	6,143	11,097
Earnings before interest and income taxes	**44,936**	68,592	92,695
Interest expense - net	**(8,263)**	(9,360)	(12,216)
Income before income taxes	**36,673**	59,232	80,479
Provision for income taxes	**8,618**	19,840	33,613
Net income	**$ 28,055**	$ 39,392	$ 46,866
Net income per share			
Basic	**$ 1.84**	$ 2.58	$ 3.07
Diluted	**$ 1.82**	$ 2.53	$ 3.01

See accompanying notes

Libbey Inc. Consolidated Statements of Shareholders' Equity

Dollars in thousands, except per-share amounts	Shares	Common Stock Amount	Capital in Excess of Par Value	Cost of Treasury Stock	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2000	17,747,753	$ 178	$ 282,734	$ (70,087)	$ (119,995)	$ (987)	$ 91,843
Comprehensive income:							
Net income					46,866		46,866
Effect of exchange rate fluctuation						(154)	(154)
Closure of exchange rate fluctuation						1,141	1,141
Total comprehensive income							47,853
Stock options exercised	110,349	1	1,602				1,603
Income tax benefit on stock options			594				594
Purchase of 149,400 shares for treasury				(4,053)			(4,053)
Dividends — $0.30 per share					(4,569)		(4,569)
Balance December 31, 2000	17,858,102	179	284,930	(74,140)	(77,698)	—	133,271
Comprehensive income:							
Net income					39,392		39,392
Effect of derivatives, net of $2,292 tax effect						(4,742)	(4,742)
Minimum pension liability, net of $137 tax effect						(228)	(228)
Total comprehensive income							34,422
Stock options exercised	167,741	1	2,344				2,345
Income tax benefit on stock options			1,144				1,144
Purchase of 42,000 shares for treasury				(1,229)			(1,229)
Dividends — $0.30 per share					(4,588)		(4,588)
Balance December 31, 2001	18,025,843	180	288,418	(75,369)	(42,894)	(4,970)	165,365
Comprehensive income:							
Net income					**28,055**		**28,055**
Effect of derivatives, net of $297 tax effect						**(493)**	**(493)**
Minimum pension liability, net of $15,919 tax effect						**(26,419)**	**(26,419)**
Effect of exchange rate fluctuation						**(1)**	**(1)**
Total comprehensive income							**1,142**
Stock options exercised	**230,434**	**3**	**3,298**				**3,301**
Income tax benefit on stock options			**1,821**				**1,821**
Purchase of 935,600 shares for treasury				**(26,837)**			**(26,837)**
Dividends — $0.30 per share					**(4,574)**		**(4,574)**
Balance December 31, 2002	**18,256,277**	**$ 183**	**$ 293,537**	**$(102,206)**	**$ (19,413)**	**$(31,883)**	**$ 140,218**

See accompanying notes

Libbey Inc. Consolidated Statements of Cash Flow

December 31,	2002	2001	2000
Dollars in thousands			
Operating activities			
Net income	**$ 28,055**	$ 39,392	$ 46,866
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**17,262**	15,157	14,055
Amortization	**1,881**	3,686	4,297
Net equity earnings	**(9,774)**	(2,665)	(4,769)
Nonpension postretirement benefit cost in excess of payments	**(938)**	(1,545)	(2,735)
Gain on sale of land	**(381)**	-	-
Deferred income taxes, less equity earnings portion	**4,040**	7,394	6,349
Other	**354**	(385)	3,189
Changes in operating assets and liabilities:			
Accounts receivable	**3,495**	7,673	10,440
Inventories	**(91)**	7,570	(15,185)
Prepaid expenses	**(186)**	(469)	(329)
Other assets	**5,330**	(16,976)	(10,420)
Accounts payable	**(6,095)**	3,264	762
Accrued liabilities	**5,886**	(7,117)	(2,474)
Other liabilities	**5,367**	(3,671)	(13,148)
Net cash provided by operating activities	**54,205**	51,308	36,898
Investing activities			
Additions to property, plant and equipment	**(16,739)**	(35,241)	(18,096)
Dividends received from equity investments	**4,659**	4,918	2,940
Acquisitions (including acquisition-related costs, less cash acquired)	**(62,046)**	-	-
Other	**3,523**	(1,563)	(63)
Net cash used in investing activities	**(70,603)**	(31,886)	(15,219)
Financing activities			
Net bank credit facility activity	**43,001**	(8,404)	(18,596)
Payment of finance fees	**(815)**	-	-
Other net borrowings	**145**	(4,968)	1,345
Stock options exercised	**3,301**	2,345	1,603
Treasury shares purchased	**(26,837)**	(1,229)	(4,053)
Dividends	**(4,574)**	(4,588)	(4,569)
Net cash provide by (used in) financing activities	**14,221**	(16,844)	(24,270)
Effect of exchange rate fluctuations on cash	**-**	-	(45)
(Decrease) increase in cash	**(2,177)**	2,578	(2,636)
Cash at beginning of year	**3,860**	1,282	3,918
Cash at end of year	**$ 1,683**	$ 3,860	$ 1,282

See accompanying notes

Dollars in Thousands, except share data and per-share amounts

1. Basis of Presentation

The consolidated financial statements include the accounts of Libbey Inc. and all wholly owned subsidiaries (the Company). The Company records its 49% interest in certain companies using the equity method. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies

Business The Company operates in one business segment, tableware products. The Company designs, manufactures and markets an extensive line of high-quality, machine-made glass beverageware, other glass tableware, ceramic dinnerware and plastic items to a broad group of customers in the foodservice, retail, industrial and premium areas. Most of the Company's sales are to customers in North America. The Company also imports and distributes ceramic dinnerware and flatware and has a 49% interest in Vitrocrisa, a glass tableware manufacturer in Mexico.

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part, and are written off at that time through a charge against the allowance.

Inventory Valuation The Company uses the last-in, first-out (LIFO) cost method of inventory valuation for 57.1% of its inventories in 2002 and 61.1% in 2001. If inventories valued on the LIFO method had been valued at standard or average costs, which approximate current costs, inventories would be higher than reported by $9,632 and $10,535 at December 31, 2002 and 2001, respectively. The remaining inventories are valued at either standard or average cost, which approximate current costs.

Goodwill and Intangibles Goodwill results from the excess of purchase cost over the fair value of net assets acquired. Goodwill resulting from business combinations completed prior to December 31, 2001 was being amortized over 40 years.

Intangibles result from valuations assigned by independent appraisers for future revenues from technical assistance agreements and trademarks acquired, as well as the pension intangible assets discussed in Note 8.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) and SFAS No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 142 requires goodwill and indefinite-lived intangible assets to no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" (APB 18), requires the Company's goodwill associated with equity method investees to be reviewed for impairment. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As required by SFAS No. 142, the Company determined that certain trademarks had an indefinite life and ceased amortization of these intangibles on January 1, 2002, and evaluated these indefinite-lived intangible assets as not being impaired. The Company also determined that certain technical assistance agreements should have their useful lives reduced to five years.

At December 31, 2002, the carrying value and accumulated amortization of amortized intangible assets totaled $3,183 and $3,380, respectively, and the carrying value of indefinite-lived intangible assets totaled $5,984. Future estimated amortization expense of amortizable intangibles is as follows: 2003 – $775; 2004 – $762; 2005 – $762; 2006 – $762; 2007 – $55.

Goodwill and other intangible assets were evaluated for impairment as of January 1, 2002, and October 1, 2002, and no impairment was indicated at either date.

The following table reflects the consolidated results adjusted as though the adoption of SFAS No. 142 occurred as of January 1, 2000.

Year ended December 31,	**2002**	2001	2000
Net Income:			
Reported net income	**$ 28,055**	$ 39,392	$ 46,866
Goodwill amortization related to equity investments	—	1,698	1,698
Goodwill and trademark amortization	—	1,684	1,684
Change in amortization of technical assistance agreements	—	(564)	(564)
Tax effect	—	(38)	(38)
Adjusted net income	**$ 28,055**	$ 42,172	$ 49,646
Basic earnings per share:			
Reported net income	**$ 1.84**	$ 2.58	$ 3.07
Goodwill amortization related to equity investments	—	0.11	0.11
Goodwill and trademark amortization	—	0.11	0.11
Change in amortization of technical assistance agreements	—	(0.04)	(0.04)
Tax effect	—	—	—
Adjusted basic earnings per share	**$ 1.84**	$ 2.76	$ 3.25
Diluted earnings per share:			
Reported net income	**$ 1.82**	$ 2.53	$ 3.01
Goodwill amortization related to equity investments	—	0.11	0.11
Goodwill and trademark amortization	—	0.11	0.11
Change in amortization of technical assistance agreements	—	(0.04)	(0.04)
Tax effect	—	—	—
Adjusted diluted earnings per share	**$ 1.82**	$ 2.71	$ 3.19

Deferred Software Deferred software represents the costs of internally developed and purchased software packages for internal use plus the costs associated with the installation of software. These costs are amortized over five years. The Company periodically reviews software to assess plans to replace the existing programs before the five years, in which case the amortization would be accelerated.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Major improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Self-Insurance Reserves Self-insurance reserves reflect the estimated cost for group health and workers' compensation claims not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates and estimates of incurred-but-not-reported losses developed from past experience. Group health accruals are based on estimates of incurred-but-not-reported estimates received from a third party administrator of the plan.

Stock Options The Company has two stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for the plans under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to stock-based employee compensation.

Year ended December 31,	**2002**	2001	2000
Net Income:			
Reported net income	**$ 28,055**	$ 39,392	$ 46,866
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**1,511**	1,277	1,241
Pro forma net income	**$ 26,544**	$ 38,115	$ 45,625
Basic earnings per share:			
Reported net income	**$ 1.84**	$ 2.58	$ 3.07
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**0.10**	0.09	0.08
Adjusted basic earnings per share	**$ 1.74**	$ 2.49	$ 2.99
Diluted earnings per share:			
Reported net income	**$ 1.82**	$ 2.53	$ 3.01
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**0.10**	0.08	0.08
Adjusted diluted earning per share	**$ 1.72**	$ 2.45	$ 2.93

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Revenue Recognition Revenue is recognized when the products are shipped and title and risk of loss has passed to the customer. Revenue is recorded net of returns and discounts and allowances offered to customers. The Company estimates returns and discounts at the time of sale based on the terms of the agreements and historical experience. The Company continually evaluates the adequacy of these methods used to estimate returns and discounts.

Royalties and Net Technical Assistance Royalties and net technical assistance income are accrued based on the terms of the respective agreements, which typically specify that a percentage of the licensee's sales be paid to the Company monthly, quarterly or semi-annually in exchange for the Company's assistance with manufacturing and engineering and support in functions such as marketing, sales and administration. On January 1, 2002, the Company reduced the useful lives of certain technical assistance agreements to five years based on the implementation of SFAS No. 142.

Derivatives The Company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting since the hedges are highly effective, and the Company has designated and contemporaneously documented the hedging relationships involving these derivative instruments. While the Company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the Company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

The Company uses Interest Rate Protection Agreements (Rate Agreements) to manage its exposure to fluctuating interest rates, which effectively convert a portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. These instruments are valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company also uses commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying commodity. The Company considers its forecasted natural gas requirements in determining the quantity of its natural gas to hedge. The Company combines the forecasts with historical observations to establish the percentage of its forecast eligible to be hedged, typically ranging from 40% to 60% of the anticipated requirements, generally two or more months in the future. In some cases, hedges are for requirements as long as two years into the future. The fair values of these instruments are determined from market quotes. The Company's foreign currency exposures arise from occasional transactions denominated in a currency other than the U.S. dollar primarily associated with anticipated purchases of new equipment or net investment in a foreign operation. The fair values of these instruments are determined from market quotes. The Company has not changed its methods of calculating these values or developing underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change.

As of December 31, 2002, the Company has Rate Agreements for $100.0 million of its variable rate debt, commodity futures contracts for 0.8 million British Thermal Units (BTUs) of natural gas, and foreign currency forward contracts for 42.3 million euros. The fair value of these derivatives are included on the balance sheet in prepaid expenses for the natural gas futures and accrued liabilities for the Rate Agreements and foreign currency forwards.

The Company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts reclassified into earnings related to Rate Agreements are included in interest expense, natural gas futures contracts in natural gas expense included in cost of sales, and foreign currency forward contracts for the purchase of new equipment in capital expenditures and for net investments in foreign operations in other income (expense).

All of the Company's derivatives qualify and are designated as cash flow hedges at December 31, 2002. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. Ineffectiveness recognized in earnings during 2002 was not material.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS Nos. 137 and 138. The Company recorded a cumulative transition adjustment to decrease other comprehensive income (loss) by $1,044 less tax of $371 to recognize the fair value of its derivative instruments at January 1, 2001. During 2001, the Company decreased other comprehensive income (loss) by an additional $5,990 for net changes in the fair value of derivatives less tax of $1,921, which results in accumulated other comprehensive income (loss) related to derivatives at December 31, 2001, of $(7,034) less tax of $2,292, or $(4,742). During 2002, the Company decreased other comprehensive income (loss) by an additional $(790) for net changes in the fair value of derivatives less tax of $297 or $(493). This results in accumulated other comprehensive income (loss) related to derivatives at December 31, 2002, of $(7,824) less tax of $2,589, or $(5,235).

The following table identifies the detail of cash flow hedges in Other comprehensive income (loss) as of December 31:

Year ended December 31,	2002	2001
Balance at beginning of year	$ (4,742)	–
Cumulative effect of adoption of SFAS No. 133 (net of taxes)		
Rate Agreements	–	$ (832)
Natural Gas	–	51
Foreign Currency	–	108
Subtotal	–	(673)
Current year impact of charges in value (net of taxes)		
Rate Agreements	(2,460)	(2,215)
Natural Gas	2,174	(1,746)
Foreign Currency	(207)	(108)
Subtotal	(493)	(4,069)
Balance at end of year	$ (5,235)	$ (4,742)

Research and Development Research and development expenses are fully charged to the Consolidated Statements of Income when incurred. Expenses for 2002, 2001 and 2000, respectively, were $2,124, $2,394 and $2,263.

Foreign Currency Translation Effective January 1, 2001, the remaining activities of the Company's wholly owned Canadian sales subsidiary are recorded with the U.S. dollar as the functional currency. The 49% investments in Vitrocrisa, S. de R.L. de C.V. and related Mexican companies are accounted for using the equity method with the U.S. dollar as the functional currency. The assets and liabilities of the wholly owned foreign subsidiary, Royal Leerdam (B.V. Koninklijke Nederlandsche Glasfabriek Leerdam), are translated at current exchange rates and any related translation adjustments are recorded directly in shareholders' equity with the euro being the functional currency.

Other Comprehensive Income (Loss) Other comprehensive income (loss) for the Company consisted of foreign currency translation adjustment prior to 2001. In 2001, other comprehensive income (loss) includes fair value changes of derivatives and a net minimum pension liability in connection with pension obligations, net of tax. Disclosure of comprehensive income (loss) is incorporated into the Consolidated Statements of Shareholders' Equity for all years presented. Accumulated other comprehensive loss primarily includes $5,235 and $4,742 for effect of derivatives and $26,647 and $228 for minimum pension liability as of December 31, 2002 and 2001, respectively.

Long-Lived Assets Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provides a single accounting model for long-lived assets which are to be disposed. The adoption of SFAS No. 144 had no effect on the Company's consolidated results of operations or financial position.

Treasury Stock Treasury stock purchases are recorded at cost. During 2002, 2001 and 2000, the Company purchased 935,600, 42,000 and 149,400 shares of stock at an average cost of $28.68, $29.26 and $27.13, respectively.

Income Per Share of Common Stock The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31,	**2002**	2001	2000
Numerator for earnings per share – net income that is available to common shareholders	**$ 28,055**	$ 39,392	$ 46,866
Denominator for basic earnings per share – weighted-average shares outstanding	**15,240,429**	15,296,289	15,253,726
Effect of dilutive securities – employee stock options and Employee Stock Purchase Plan (ESPP) in 2002	**190,693**	247,996	293,327
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	**15,431,122**	15,544,285	15,547,053
Basic earnings per share	**$ 1.84**	$ 2.58	$ 3.07
Diluted earnings per share	**$ 1.82**	$ 2.53	$ 3.01

New Accounting Standards In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred and establishes fair value as the objective for initial measurement of the liability. The pronouncement becomes effective for fiscal years beginnning after December 15, 2002.

In December 2002, the FASB issued a SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS No. 148). This statement addresses the transition methods for entities that adopt the fair value method of accounting for stock-based employee compensation and also improves the prominence and clarity of the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) by prescribing a specific tabular format and by requiring disclosure in the Significant Accounting Policies note to the financial statements. In addition, this statement requires disclosures in financial reports for interim periods. The Company adopted the disclosure requirements of SFAS No. 148 in December 2002, the effective date of the Standard.

In November 2002, the FASB issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation will significantly change current practices in the accounting for and disclosure of guarantees. Guarantees meeting the characteristics described in the Interpretation are required to be initially recorded at fair value. The Interpretation's initial recognition and initial measurement provisions are applicable on prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for this year's financial statements. Libbey Inc. guarantees the debt of Libbey Glass Inc. and Libbey Glass Inc. guarantees the debt of Libbey Europe B.V. (all related parties which are included in the Consolidated Financial Statements).

3. Acquisitions

Abandoned Anchor Hocking Acquisition

In June of 2001, the Company entered into an agreement to acquire the Anchor Hocking operations of Newell Rubbermaid Inc. On June 10, 2002, the Company abandoned its proposed acquisition of the Anchor Hocking business in light of the challenge to the acquisition by the United States Federal Trade Commission (FTC). As a result, the Company expensed costs of $13,634 in 2002 directly related to the abandoned acquisition. These costs, consisting primarily of professional and financing fees, represent all of the costs incurred in connection with the acquisition and due to the unusual nature of this event have been classified in the Other income (expense) in the 2002 Consolidated Statement of Income.

Traex Acquisition

On December 2, 2002, the Company acquired substantially all the assets of the Traex business (Traex) from Menasha Corporation for $16.8 million in cash. Traex manufactures and markets a wide-range of plastic products, including glassware washing and storage racks, trays, dispensers and organizers for the foodservice industry. Traex is located in Dane, Wisconsin. The operating results of Traex have been included in the 2002 Consolidated Statements of Income since the date of acquisition.

Royal Leerdam Acquisition

On December 31, 2002, the Company acquired the stock of Royal Leerdam (B.V. Koninklijke Nederlandsche Glasfabriek Leerdam) for $44.1 million in cash from BSN Glasspack N.V. Royal Leerdam manufactures and markets high-quality glass stemware. Royal Leerdam is located in Leerdam, Netherlands. Since the acquisition was completed on December 31, 2002, there were no operating results included in the 2002 Consolidated Statements of Income.

As a result of the stock acquisition of Royal Leerdam (B.V. Koninklijke Nederlandsche Glasfabriek Leerdam), the Company obtained an option, for a price of one euro, to put the stock of B.V. Leerdam Crystal (a wholly owned subsidiary of Royal Leerdam) back to BSN Glasspack N.V. Leerdam Crystal manufactures and markets various hand-made crystal items. The option expires on April 1, 2003, and is available to be extended to June 30, 2003.

If the option to put the business back to BSN Glasspack N.V. is not exercised and the Company retains the business of B.V. Leerdam Crystal, the Company will assume 1.6 million euros of debt. The debt would be interest free and would be payable in three equal installments due on December 31 of each year begining in 2003. Since, as of December 31, 2002, the option has not been exercised, the December 31, 2002 Consolidated Balance Sheet only reflects the value of the option of one euro.

The purchase price allocations for the acquisitions have been prepared on a preliminary basis. Reasonable changes are expected as additional information becomes available and the asset valuations are finalized. Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisitions:

	2002
Current assets (including cash of $382)	$ 22,728
Property, plant and equipment	38,679
Intangible assets – amortizable (7.5 weighted average life)	363
Goodwill & intangible assets (indefinite life)	17,112
Other assets	1,975
Total assets acquired	80,857
Less liabilities assumed:	
Current liabilities	12,474
Long-term liabilities	5,957
Total liabilities assumed	18,431
Less acquisition-related costs	1,549
Net cash paid to seller	$ 60,877

Pro Forma Information The pro forma unaudited results of operations for the years ended December 31, 2001 and 2002, assuming the acquisitions had been consummated as of January 1, 2001, are as follows:

Year ended December 31,	2002	2001
Total revenues	$505,216	$490,072
Net income	$ 30,227	$ 42,072
Net income per share:		
Basic	$1.98	$2.75
Diluted	$1.96	$2.71

The unaudited pro forma information is not necessarily indicative either of the results of operations that would have occured had the acquisitions been consummated as of January 1, 2001 or of future operating results.

4. Investments in Unconsolidated Affiliates

The Company is a 49% equity owner in Vitrocrisa Holding, S. de R.L. de C.V. and related Mexican companies (Vitrocrisa), which manufacture, market and sell glass tableware (beverageware, plates, bowls, serveware and accessories) and industrial glassware (coffee pots, blender jars, meter covers, glass covers for cooking ware and lighting fixtures sold to original equipment manufacturers) and a 49% equity owner in Crisa Industrial, L.L.C., a domestic distributor of industrial glassware for Vitrocrisa in the U.S. and Canada.

Summarized combined financial information for the Company's investments, accounted for by the equity method, is as follows:

December 31,	2002	2001
Current assets	$ 93,311	$ 102,599
Non-current assets	115,054	130,295
Total assets	208,365	232,894
Current liabilities	78,547	74,924
Other liabilities and deferred items	100,063	135,396
Total liabilities and deferred items	178,610	210,320
Net assets	$ 29,755	$ 22,574

Year ended December 31,	2002	2001	2000
Net sales	$ 193,152	$ 199,373	$ 217,477
Cost of sales	158,801	157,011	154,248
Gross profit	34,351	42,362	63,229
Operating expenses	21,108	21,250	22,817
Income from operations	13,243	21,112	40,412
Other income (loss)	2,872	5,014	(2,420)
Earnings before finance costs and taxes	16,115	26,126	37,992
Interest expense	6,127	7,855	10,296
Translation gain (loss)	3,030	(1,780)	289
Earnings before income taxes	13,018	16,491	27,985
Income taxes	(6,928)	7,588	14,788
Net income	$ 19,946	$ 8,903	$ 13,197

The Company reports pretax equity earnings in the consolidated statements of income with related Mexican taxes included in the provision for income taxes. The equity earnings are as follows:

Year ended December 31,	2002	2001	2000
Pretax equity earnings	$ 6,379	$ 6,384	$ 12,016
Mexican taxes	(3,395)	3,719	7,247
Net equity earnings	$ 9,774	$ 2,665	$ 4,769

As required by SFAS No. 142, the Company ceased amortization of goodwill included in its equity investments effective January 1, 2002. APB 18, "The Equity Method of Accounting for Investments in Common Stock" requires the Company's goodwill associated with equity method investees to be reviewed for impairment. The Company has determined that the goodwill of $60.5 million at December 31, 2002, is not impaired. The difference between total earnings before income taxes in the combined information above and the Company's pretax equity earnings in 2001 and 2000 is $1,698 due to amortization of goodwill related to these investments.

The carrying value of the equity investments is greater than the underlying shareholders' equity of those entities due to the use of purchase accounting at the time of the Company's acquisition of its 49% interest in 1997.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2002	2001
Land	$ 15,614	$ 15,433
Buildings	47,578	36,703
Machinery and equipment	218,375	179,909
Furniture and fixtures	13,851	14,285
Construction in progress	5,272	8,149
	300,690	254,479
Less accumulated depreciation	137,569	126,681
Net property, plant and equipment	$ 163,121	$ 127,798

6. Other Accrued Liabilities

Other accrued liabilities include accruals for employee medical and workers' compensation self-insurance of $5,652 and $4,694 and various customer incentive programs totaling $12,917 and $9,709 at December 31, 2002 and 2001, respectively.

7. Income Taxes

The provision for income taxes was calculated based on the following components of earnings before income taxes:

Year ended December 31,	2002	2001	2000
United States	$ 31,202	$ 51,139	$ 66,223
Foreign	5,471	8,093	14,256
Total earnings before tax	$ 36,673	$ 59,232	$ 80,479

The provision (credit) for income taxes consists of the following:

Year ended December 31,	2002	2001	2000
Current:			
Federal	$ 7,146	$ 7,880	$ 19,111
Foreign	740	679	1,925
State and local	645	560	2,436
Total current tax provision	8,531	9,119	23,472
Deferred:			
Federal	3,439	8,228	3,963
Foreign	(3,854)	3,275	5,703
State and local	502	(782)	475
Total deferred tax provision	87	10,721	10,141
Total:			
Federal	10,585	16,108	23,074
Foreign	(3,114)	3,954	7,628
State and local	1,147	(222)	2,911
Total tax provision	$ 8,618	$ 19,840	$ 33,613

Significant components of the Company's deferred tax liabilities and assets are as follows:

Year ended December 31,	2002	2001
Deferred tax liabilities:		
Property, plant and equipment	**$ 24,110**	$ 21,714
Inventories	**6,151**	5,773
Pension	**–**	9,775
Intangibles and other assets	**16,711**	18,789
Total deferred tax liabilities	**46,972**	56,051
Deferred tax assets:		
Accrued nonpension postretirement benefits	**17,802**	18,130
Other accrued liabilities	**13,146**	11,512
Pension	**4,633**	–
Receivables	**2,791**	2,203
Tax credits	**6,176**	7,396
Total deferred tax assets	**44,548**	39,241
Net deferred tax liability before valuation allowance	**2,424**	16,810
Valuation allowance	**195**	195
Net deferred tax liability	**$ 2,619**	$ 17,005

The net deferred tax liability is included in the consolidated balance sheets as follows:

December 31,	2002	2001
Noncurrent deferred taxes	**$ 11,780**	$ 23,512
Prepaid expenses and deferred taxes	**(9,161)**	(6,507)
Net deferred tax liability	**$ 2,619**	$ 17,005

A reconciliation from the statutory U.S. federal tax rate of 35% to the consolidated effective tax rate is as follows:

Year ended December 31,	2002	2001	2000
Statutory U.S. federal tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Foreign tax differential	**(10.5)**	4.2	11.0
State and local income taxes, net of related federal taxes	**2.0**	(0.2)	2.4
Amortization of goodwill	**–**	1.4	1.0
Federal credits	**(1.5)**	(5.8)	(6.3)
Other	**(1.5)**	(1.1)	(1.3)
Consolidated effective tax rate	**23.5%**	33.5%	41.8%

The lower effective tax rate in 2002 is primarily attributable to lower Mexican tax, the elimination of non-deductible goodwill amortization and an adjustment to estimated U.S. income tax accruals. The reduction in Mexican tax is primarily attributable to deferred tax adjustments and reduced statutory tax rates in Mexico.

Income taxes paid in cash (net of refunds received) amounted to $3,555, $7,632 and $29,288 for the years ended December 31, 2002, 2001 and 2000, respectively.

U.S. deferred income taxes, net of foreign tax credit, were provided on all undistributed earnings of the Company's Mexican and Canadian subsidiaries, as the earnings are not expected to be permanently reinvested in such companies.

Income tax benefits related to employee stock option transactions of $1,821, $1,144 and $594 for the years ended December 31, 2002, 2001 and 2000, respectively, were allocated to shareholders' equity. In addition, income tax benefits related to minimum pension liability of $15,919 and $137 for the years ended December 31, 2002 and 2001, respectively, and income tax benefits related to derivatives of $297 and $2,292 for the years ended December 31, 2002 and 2001, respectively, were allocated to shareholders' equity.

The deferred tax credit consist of the following:

December 31,	2002	2001
State tax credits	**$ 2,623**	$ 2,841
Federal foreign tax credits	**3,152**	3,813
Federal research and experimentation credits	**401**	742
Total deferred tax credits	**$ 6,176**	$ 7,396

The valuation allowance of $195 recorded at December 31, 2002 and 2001 is related to state tax credits. The state tax credits will expire between 2005 and 2017. The federal foreign tax credits are not available for utilization until earnings are distributed from the Company's Mexican and Canadian subsidiaries. The federal research and experimentation credits represent a receivable for credits that have been earned, but due to federal procedural matters have not been received as of December 31, 2002.

8. Pension Plans and Nonpension Postretirement Benefits

The Company has pension plans covering substantially all employees. Benefits generally are based on compensation for salaried employees and length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, the Company has a supplemental employee retirement plan (SERP) covering certain employees. The 2001 and 2000 pension disclosure information has been restated to include the SERP.

The changes in the projected benefit obligations and fair value of plan assets are as follows:

December 31,	2002	2001
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	**$ 190,562**	$ 164,373
Service cost	**4,819**	3,969
Interest cost	**14,373**	13,199
Plan amendments	**1,445**	11,014
Actuarial loss	**12,803**	9,967
Benefits paid	**(13,619)**	(11,960)
Projected benefit obligation, end of year	**$ 210,383**	$ 190,562
Change in fair value of plan assets:		
Fair value of plan assets, beginning of year	**$ 198,392**	$ 222,648
Actual return on plan assets	**(12,016)**	(12,296)
Benefits paid	**(13,619)**	(11,960)
Fair value of plan asset, end of year	**$ 172,757**	$ 198,392
Reconciliation of prepaid (accrued) cost:		
Funded Status of the plans	**$(37,626)**	$ 7,830
Unrecognized net loss	**51,816**	2,613
Unrecognized prior year service cost	**16,257**	16,340
Estimated accrued Royal Leerdam pension cost	**(4,601)**	—
Adjustment to recognize additional minimum liability	**(60,052)**	(829)
(Accrued) prepaid pension benefit cost	**$(34,206)**	$ 25,954

The pension plans are reflected in the consolidated balance sheets as follows:

December 31,	2002	2001
Pension (liability) asset	**$(28,655)**	$ 29,506
Other long-term liabilities (SERP liability)	**(5,551)**	(3,552)
(Accrued) prepaid pension benefit cost	**$(34,206)**	$25,954

December 31,	2002	2001
Intangibles (intangible pension asset)	**$ 17,168**	$ 282

The plan amendments in 2001 resulted from additional benefits granted to certain of the Company's unionized workforce in labor negotiations.

The Company recorded an additional minimum pension liability of $59,223 and $829 for the years ended December 31, 2002 and 2001, respectively, representing the amount required to bring the Company's recorded pension liability to equal the excess of the accumulated benefit obligation over fair value of plan assets for the applicable plans. An intangible pension asset of $16,886 and $282 for the years ended December 31, 2002 and 2001, respectively, was recorded to the extent of the plans' unrecognized prior service cost. The difference between the additional minimum pension liability and intangible pension asset was included as a reduction of other comprehensive income of $42,338 less tax benefit of $15,919 and $365 less tax benefit of $137 for the years ended December 31, 2002 and 2001, respectively.

The actuarial present value of benefit obligations is based on the following:

Year ended December 31,	2002	2001	2000
Discount rate	**6.75%**	7.50%	7.75%
Expected long-term rate of return on assets	**9.00%**	10.00%	10.00%
Salary growth rate	**4.00%**	5.00%	5.00%

Future benefits are assumed to increase in a manner consistent with past experience. Plan assets primarily include marketable equity securities and government and corporate debt securities.

The components of the net pension credit (including the SERP) are as follows:

Year ended December 31,	2002	2001	2000
Service cost (benefits earned during the period)	**$ 4,819**	$ 3,969	$ 3,911
Interest cost on projected benefit obligation	**14,373**	13,199	12,471
Expected return on plan assets	**(23,158)**	(22,669)	(21,245)
Prior service cost amortization	**1,527**	536	536
Actuarial gain recognized	**(1,245)**	(2,120)	(2,168)
Net pension credit	**$ (3,684)**	$ (7,085)	$ (6,495)

In addition to the above plans, U.S. employees are eligible to contribute to a 401(k) plan. The Company matches a portion of these contributions. Contributions were an expense of $2,138, $2,024 and $1,996 in 2002, 2001 and 2000, respectively.

The Company also provides certain retiree health care and life insurance benefits covering substantially all salaried and hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of Company retirees who had retired as of June 18, 1993.

The components of the nonpension postretirement benefit obligation and amounts accrued are as follows:

December 31,	2002	2001
Change in accumulated nonpension postretirement benefit obligation:		
Benefit obligation, beginning of year	**$ 26,693**	$ 20,855
Currency loss (gain)	**27**	(153)
Service cost	**736**	590
Interest cost	**2,360**	1,911
Actuarial loss	**9,665**	4,845
Benefits paid	**(1,934)**	(1,355)
Benefit obligation, end of year	**$ 37,547**	$ 26,693
Reconciliation of funded status of plans:		
Funded Status	**$(37,547)**	$(26,693)
Unrecognized actuarial gain	**(187)**	(10,064)
Unrecognized prior year service cost	**(9,459)**	(11,374)
Accrued benefit cost	**$(47,193)**	$(48,131)

The provision for net nonpension postretirement benefit cost (credit) consists of the following:

Year ended December 31,	2002	2001	2000
Service cost (benefits earned during the period)	**$ 736**	$ 590	$ 439
Interest cost on nonpension postretirement benefit obligation	**2,360**	1,911	1,549
Prior service cost amortization	**(2,162)**	(2,543)	(2,883)
Net nonpension postretirement benefit cost (credit)	**$ 934**	$ (42)	$ (895)

Assumed health care cost inflation is based on an initial rate of 10.0% decreasing to an ultimate rate of 5.0% over 5 years. A 1% increase in these rates would have increased the nonpension postretirement expense by $76 and the benefit obligation by $854. A 1% decrease in these rates would have decreased the net nonpension postretirement expense by $91 and the benefit obligation by $870. The assumed discount rate used in determining the accumulated nonpension postretirement benefit obligation was 6.75% for 2002, 7.5% for 2001 and 7.75% for 2000. The Company continues to fund these nonpension postretirement benefit obligations as claims are incurred.

The Company also provides retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. Related to these plans, approximately $312, $365 and $377 was charged to expense for the years ended December 31, 2002, 2001 and 2000, respectively.

9. Long-Term Debt

On February 10, 2003, the company entered into an unsecured agreement for an Amended and Restated Revolving Credit Agreement (Revolving Credit Agreement or Agreement) among Libbey Glass Inc. and Libbey Europe B.V., as borrowers. This amended the previous Revolving Credit and Swing Line Facility naming Libbey Glass Inc. as borrower. The amendment was primarily for the company to borrow euros. The Agreement is with a group of banks that provides for a Revolving Credit and Swing Line Facility (Facility) permitting borrowings up to an aggregate total of $250 million, maturing April 23, 2005, with an option to extend for two additional one-year periods. Swing Line borrowings are limited to $25 million with interest calculated at the prime rate minus the facility fee percentage (Facility Fee Percentage) as defined in the Agreement. Revolving Credit Agreement U.S. dollar borrowings bear interest at the Company's option at either the prime rate minus the Facility Fee Percentage or a Eurodollar rate plus the Applicable Eurodollar Margin (Applicable Eurodollar Margin) as defined in the Agreement. The Facility Fee Percentage and Applicable Eurodollar Margin vary depending on the Company's performance against certain financial ratios. The Facility Fee Percentage and the Applicable Eurodollar Margin were 0.25% and 0.75%, respectively, at December 31, 2002.

The Company may also elect to borrow under a Negotiated Rate Loan alternative of the Revolving Credit and Swing Line Facility at floating rates of interest, up to a maximum of $125 million. The Company had $186 million outstanding under the Facility at December 31, 2002, and $143 million outstanding at December 31, 2001. The Facility also provides for the issuance of $30 million of letters of credit, with such usage applied against the $250 million limit. At December 31, 2002, the Company had $4.7 million in letters of credit outstanding under the Facility.

Libbey Europe B.V. may have euro-denominated borrowings under the Revolving Credit Agreement in an amount not to exceed the Offshore Currency equivalent of $60 million. Offshore Currency Swing Line borrowings are currently limited to $10 million of the $25 million total Swing Line borrowing. Interest is calculated at the Offshore Currency Swing Line rate plus applicable Offshore Currency Swing Line Margin, as defined in the Agreement. Revolving Offshore Currency Borrowings bear interest at the Offshore Currency Rate plus applicable spread, as defined in the Agreement.

In September 2001, the Company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility. At December 31, 2002, the Company had $2.5 million outstanding on the promissory note.

Annual maturities for all the Company's long-term debt are as follows: 2003 - $0.1 million; 2004 - $0.1 million; 2005 - $186.1 million; 2006 - $0.1 million; and 2007 - $0.2 million.

The Company has Rate Agreements with respect to $100 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The fixed interest rate for the Company's borrowings related to the Rate Agreements at December 31, 2002, is 5.8% and the total interest rate, including applicable fees, is 6.8%. The average maturity of these Rate Agreements is 2.3 years at December 31, 2002. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 2.4% at December 31, 2002. If the counterparts to these Rate Agreements fail to perform, the Company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the Company does not anticipate nonperformance by the counterparts.

The Company pays the Commitment Fee Percentage on the total credit provided under the Bank Credit Agreement. No compensating balances are required by the Agreement, which does require the maintenance of certain financial ratios, restricts the incurrence of indebtedness and other contingent financial obligations and restricts certain types of business activities and investments.

At December 31, 2002, the carrying value of the Company's variable-rate debt approximates its fair value based on the Company's current incremental borrowing rates and term to the maturity of the Bank Credit Agreement. The fair market value for the Company's Rate Agreements at December 31, 2002, was $(8.8) million. The fair value of the Company's Rate Agreements is based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company does not expect to cancel these agreements and expects them to expire as originally contracted.

Interest paid in cash amounted to $8,115, $10,785, and $12,001 for the years ended December 31, 2002, 2001 and 2000.

10. Stock Compensation

On May 10, 2001, the shareholders approved the 2002 Employee Stock Purchase Plan (ESPP) which allows employees through payroll withholdings to purchase shares of common stock at the lower of 85% of the market price at the beginning or the end of the option period. The Libbey Inc. 2002 ESPP started June 1, 2002, and continues through May 31, 2003. The market price of stock at the beginning of the period was $34.60. There have been no shares purchased yet under this plan. Up to 350,000 shares of common stock may currently be purchased under the ESPP.

The Company has two stock option plans for key employees: (1) the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees and (2) the 1999 Equity Participation Plan of Libbey Inc. The plans provide for the granting of Incentive Stock Options and Nonqualified Options to purchase 2,800,000 shares of the Company's common stock at a price not less than the fair market value on the date the option is granted.

Options become exercisable as determined at the date of the grant by the Compensation Committee of the Board of Directors. Unless an earlier expiration date is set at the time of the grant or results from termination of an optionee's employment or a merger, consolidation, acquisition, liquidation or dissolution of the Company, Incentive Stock Options expire ten years after the date of the grant and Nonqualified Options expire ten years and a day after the grant.

The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for employee stock options. The alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant.

In the opinion of management, the existing fair value models do not provide a reliable measure of the value of employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different from those of traded options. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair-value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions by year:

Assumption	**2002**	2001	2000
Risk-free interest rates	**3.7%**	4.2%	6.0%
Dividend yield	**1.2%**	0.9%	0.9%
Volatility	**.31**	.30	.29

The weighted average fair value of options granted in 2002, 2001 and 2000 was $9.11, $13.25 and $14.12, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

Year ended December 31,	**2002**	2001	2000
Net income:			
Reported	**$ 28,055**	$ 39,392	$ 46,866
Pro forma	**$ 26,544**	$ 38,115	$ 45,625
Earnings per share:			
Basic			
Reported	**$ 1.84**	$ 2.58	$ 3.07
Pro forma	**$ 1.74**	$ 2.49	$ 2.99
Diluted			
Reported	**$ 1.82**	$ 2.53	$ 3.01
Pro forma	**$ 1.72**	$ 2.45	$ 2.93

Stock option activity is as follows:

	Number Of Shares	Weighted Average Exercise Price	Price Range Per Share
January 1, 2000			
Outstanding	1,507,113	$20.64	$13.00-$38.44
Exercisable	1,196,708	17.32	
Granted	175,750	32.31	
Canceled	4,190	30.02	
Exercised	110,349	14.53	
December 31, 2000			
Outstanding	1,568,324	$22.35	$13.00-$38.44
Exercisable	1,219,882	19.25	
Granted	230,450	30.56	
Canceled	1,250	31.94	
Exercised	167,741	13.97	
December 31, 2001			
Outstanding	1,629,783	$24.37	$13.00-$38.44
Exercisable	1,198,163	21.75	
Granted	247,950	24.11	
Canceled	200	32.31	
Exercised	230,434	14.32	
December 31, 2002			
Outstanding	**1,646,799**	**$25.73**	**$13.00-$38.44**
Exercisable	**1,158,489**	**24.95**	

The following information is as of December 31, 2002:

	Options with an exercise price of $13.00 per share	Options with an exercise price greater than $13.00 per share
Options outstanding	339,678	1,307,121
Weighted-average exercise price	$13.00	$29.04
Remaining contractual life	0.48	6.63
Options exercisable	339,678	818,811
Weighted-average exercise price	$13.00	$29.91

11. Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan designed to ensure that all of the Company's shareholders receive fair and equal treatment in the event of any proposal to acquire control of the Company. The Plan defines Existing Holder to mean Baron Capital Group, Inc. together with all of its Affiliates and Associates (including, without limitation, Ronald Baron, BAMCO, Inc., Baron Capital Management, Inc. and Baron Asset Fund). Under the Plan, the Company's Board of Directors would declare a distribution of one right for each outstanding common share of the Company. Each right will entitle shareholders to buy 1/100th of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $55 per right. The rights will not be exercisable until a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares or makes a tender offer for at least 20% (or in the case of an Existing Holder, 25%) of its common shares. Percentage increases resulting from share repurchases by the Company or inadvertence do not cause the rights to become exercisable. After the time that a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares, the holders of the rights may be permitted to exercise such rights to receive the Company's common shares having market value of twice the exercise price. The rights are redeemable at $0.001 per right at any time before the tenth day after a person has acquired 20% (or in the case of an Existing Holder, 25%) or more of the outstanding common shares. The redemption period may be extended under certain circumstances. If at any time after the rights become exercisable and not redeemed, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving party, the rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each right.

12. Operating Leases

Rental expense for all operating leases, primarily for warehouses, was $6,823, $5,235 and $4,705 for the years ended December 31, 2002, 2001 and 2000, respectively. Future minimum rentals under operating leases are as follows: 2003—$4,386; 2004—$3,268; 2005—$2,149; 2006—$1,425; 2007—$1,101; and 2008 and thereafter—$3,025. In 2002, the Company recorded a $1.2 million expense related to the operating lease for the Company's corporate offices.

13. Industry Segment Information

The Company has one reportable segment, tableware products, from which the Company's revenues from external customers are derived. The Company does not have any customer who represents 10% or more of total sales. The Company's operations by geographic areas for 2002, 2001 and 2000 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments. During 2003, the Company will re-evaluate its reportable segment disclosure due to the acquisitions that took place in December 2002.

	United States	Foreign	Eliminations	Consolidated
2002				
Net sales:				
Customers	**$ 387,662**	**$ 46,099**	**$ –**	**$ 433,761**
Intercompany	–	–	–	–
Total	**$ 387,662**	**$ 46,099**	**$ –**	**$ 433,761**
Long-lived assets	**$ 223,644**	**$ 87,119**	**$ –**	**$ 310,763**
2001				
Net sales:				
Customers	$ 371,865	$ 47,729	$ –	$ 419,594
Intercompany	–	–	–	–
Total	$ 371,865	$ 47,729	$ –	$ 419,594
Long-lived assets	$ 172,924	$ 82,513	$ -	$ 255,437
2000				
Net sales:				
Customers	$ 389,990	$ 51,838	$ –	$ 441,828
Intercompany	740	–	(740)	–
Total	$ 390,730	$ 51,838	$ (740)	$ 441,828
Long-lived assets	$ 155,328	$ 82,309	$ –	$ 237,637

14. Subsequent Events

On February 18, 2003, the Company announced that it commenced a modified Dutch Auction tender offer to purchase up to 1,500,000 shares of its outstanding common stock at a price determined by the Company that is not greater than $26.50 nor less than $23.50 per share.

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2002 and 2001:

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	**$ 98,669**	**$ 114,086**	**$ 103,607**	**$ 117,399**
Freight billed to customers	**418**	**434**	**344**	**536**
Cost of sales	**77,016**	**83,491**	**74,883**	**92,175**
Gross profit	**22,071**	**31,029**	**29,068**	**25,760**
Earnings before interest and income taxes	**8,058**	**9,346**	**14,142**	**13,390**
Net income	**3,952**	**4,900**	**10,780**	**8,423**
Net income per share:				
Basic	**$ 0.26**	**$ 0.32**	**$ 0.70**	**$ 0.57**
Diluted	**$ 0.25**	**$ 0.31**	**$ 0.69**	**$ 0.56**

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	$ 92,515	$ 108,100	$ 106,896	$ 112,083
Freight billed to customers	446	553	482	604
Cost of sales	70,289	73,864	76,092	87,010
Gross profit	22,672	34,789	31,286	25,677
Earnings before interest and income taxes	9,905	24,901	22,632	11,154
Net income	4,207	14,143	14,057	6,985
Net income per share:				
Basic	$ 0.28	$ 0.92	$ 0.92	$ 0.46
Diluted	$ 0.27	$ 0.91	$ 0.90	$ 0.45

Gary L. Moreau

Gary L. Moreau is President of Pratt's Hollow Advisors LLC, a business consulting company. Prior to his current position, Mr. Moreau was President and Chief Executive Officer of Lionel L.L.C., a position he held from January 1996 until July 1999. From 1991 until that time, Mr. Moreau served as President and Chief Operating Officer of Oneida Ltd., an international diversified manufacturer and marketer of consumer and international tableware and giftware. He is a member of the Board of Directors of GSW Inc. Mr. Moreau has been a director of the company since 1996.

John F. Meier

John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the company went public in June 1993. Since joining the company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the company since 1987.

Richard I. Reynolds

Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the company since 1993.

Peter C. McC. Howell

Peter C. McC. Howell is the former Chairman and Chief Executive Officer of Signature Brands USA, Inc., a position he held from 1994 to 1997. From 1989 until 1994, Mr. Howell was President and Chief Executive Officer of Mr. Coffee, inc. Mr. Howell is a member of the Board of Directors of Global-Tech Appliances, Inc. Mr. Howell has been a director of the company since 1993 and currently serves as Chairman of the Audit Committee.

Carol B. Moerdyk

Carol B. Moerdyk is Senior Vice President, North American and Australasian Contract Operations of Boise Cascade Office Products Corporation. She served as Chief Financial Officer from 1995 to February 1998. Ms. Moerdyk has been a director of the company since 1998.

William A. Foley

William A. Foley is Co-Founder of Entrenu Holdings LLC. Mr. Foley is a past Chairman and Chief Executive Officer of LESCO, Inc. Prior to that, Mr. Foley was President and Chief Executive Officer of Imperial Wallcoverings, Vice President and General Manager of the Consumer Business Group of the Scott's Company and Vice President and General Manager of Rubbermaid Specialty Products. Mr. Foley is a past Vice President of Sales and Marketing of Anchor Hocking and currently serves on the Board of Directors of Dairy Mart Corporation. Mr. Foley has been a director of the company since 1994 and currently serves as Chairman of the Compensation Committee.

Terence P. Stewart

Terence P. Stewart is managing partner of the Washington D.C.-based law firm of Stewart and Stewart where he has been employed since June 1976. Mr. Stewart is a member of a number of bar associations, including the Customs and International Trade Bar, the American Bar Association and is admitted to numerous courts including the U.S. Supreme Court and the U.S. Court of International Trade. Mr. Stewart has been a director of the company since 1997 and currently serves as Chairman of the Nominating and Governance Committee.



Kenneth A. Boerger

Mr. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the company's financial matters since 1980 when he joined Owens-Illinois, Inc., Libbey's former parent company.



Daniel P. Ibele

Mr. Ibele was named Vice President, General Sales Manager of the company in March 2002. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. Since joining Libbey in 1983, Mr. Ibele has held various marketing and sales positions.



John F. Meier

Mr. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the company went public in June 1993. Since joining the company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the company since 1987.



Timothy T. Paige

Mr. Paige has been Vice President-Administration since December 2002. Prior to his current position, Mr. Paige had been Vice President and Director of Human Resources of the company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the company. Prior to joining the company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.



Richard I. Reynolds

Mr. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the company since 1993.



Arthur H. Smith

Mr. Smith has served as Vice President and General Counsel of the company since June 1993 and as Secretary of the company since March 1987. Prior to joining Libbey, Mr. Smith had been employed by Owens-Illinois, Inc., Libbey's former parent company, since 1968 in various legal positions. Mr. Smith has been involved in the company's legal affairs since 1975.



Kenneth G. Wilkes

Mr. Wilkes has served as Vice President, Chief Financial Officer and Head-International Operations since January 2003 and Vice President and Chief Financial Officer of the company from November 1995 to January 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the company. Prior to joining the company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.



John A. Zarb

Mr. Zarb has been Vice President and Chief Information Officer of the company since April 1996. Prior to joining the company, Mr. Zarb was employed by AlliedSignal Inc. in information technology senior management positions in Europe and the U.S.

General Information

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

Transfer Agent and Registrar
The Bank of New York (telephone 1-800-524-4458) acts as both Transfer Agent and Registrar for the company. Address shareholder inquiries to:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258, U.S.A.

Send certificates for transfer and address changes to:
The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, New York 10286-1002, U.S.A.
e-mail Address: Shareowner-svcs@bankofny.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the company.

Form 10-K
Copies of the company's Annual Report on Form 10-K are available at no charge through the company's website: www.libbey.com. In addition, the company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:
Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be 2:00 p.m. on May 1, 2003, and will be held in Toledo, Ohio, at:
Libbey Corporate Showroom
228 N. Huron Street
Toledo, OH 43604

Stock Exchange
Libbey Inc. stock is listed for trading on the New York Stock Exchange under the symbol "LBY."

Market for Common Stock
The price range for the company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2002		2001	
	High	*Low*	High	Low
First Quarter	$40.10	$31.35	$33.56	$27.80
Second Quarter	$40.00	$32.88	$42.20	$27.80
Third Quarter	$34.08	$26.80	$39.95	$28.20
Fourth Quarter	$31.86	$23.72	$35.60	$27.00

As of March 1, 2003, there were 1,055 registered common shareholders of record. The company pays a regular quarterly cash dividend of $0.10 per share, or $0.40 per year. The declaration of future dividends is within the discretion of the Board of Directors of the company and will depend upon, among other things, business conditions, earnings and the financial condition of the company.

Stock Purchase and Sale Plan
The Bank of New York, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT[SM]. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York at 1-800-524-4458. Shareholder questions and requests for forms are also available by visiting The Bank of New York's Website at http://stock.bny.com. Interested investors who would like enrollment material should call The Bank of New York at 1-800-524-4458.

[SM] BuyDIRECT is a service mark of The Bank of New York.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279
e-mail: stock@libbey.com
Or visit our website at www.libbey.com

Main Operating Locations

Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com

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